
May 31, 2013

Via E-mail
Mr. Gregory T. Schiffman
EVP, CFO and Treasurer
Dendreon Corporation
1301 2ND Avenue
Seattle, WA 98101

> **Re:** **Dendreon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 9, 2013**
> **File No. 001-35546**

Dear Mr. Schiffman:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2012, 2011 and 2010, page 51

1. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of price changes versus volume changes in your discussion of changes in revenue from period to period. Please see Item 303(a)(3)(iii) of Regulation S-K.

Restructuring, Contract Termination and Asset Impairment Charges, page 56

2. On page 57, you disclose the decision to close your New Jersey facility and a $60 million impairment charge recorded in the third quarter of 2012. You also disclose the sale of this facility to Novartis in December 2012 at a $47.4 million gain. Please explain to us why you recorded the impairment charge in the third quarter followed in the next quarter by a reversal of a substantial portion of that charge. Tell us when you identified Novartis as a potential buyer for the facility and when you began negotiations with them. Explain why you could not apparently reasonably foresee the imminent sale of the facility at the price you negotiated with Novartis when you issued your third quarter 2012 financial statements. Reference for us the authoritative literature you relied upon to record the impairment charge and the subsequent gain on sale.

Form 10-Q for the Quarterly Period Ended March 31, 2013
Note 13. Commitments and Contingencies, page 19

3. You disclose that you announced in March 2013 an agreement in principal to settle the securities litigation for a payment of the plaintiff class of $40 million. Please explain to us why it appears that you did not accrue this amount at March 31, 2013 or earlier under ASC 450-20-25-2. To the extent that you did not accrue the entire amount because of your anticipated $38 million recovery under your directors' and officers' insurance policies, please tell us your consideration ASC 210-20 regarding the right to offset this recovery against your contingent liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant